SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

LENDINGCLUB CORPORATION

(Name of Subject Company)

LENDINGCLUB CORPORATION

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

52603A109

(CUSIP Number of Class of Securities)

Russell S. Elmer
General Counsel and Secretary
71 Stevenson Street, Suite 300

San Francisco, California 94105
(415) 632-5600

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Kenton J. King, Esq.
Sonia K. Nijjar, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Palo Alto, California 94301
(650) 470-4500

☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications related to a potential unsolicited exchange offer from IEG Holdings Corporation, which were first made available on July 7, 2017:

List of Exhibits:

Exhibit 1	Press Release, dated July 7, 2017.
Exhibit 2	Letter from IEG Holdings Corporation, received on June 29, 2017.

Additional Information and Where You Can Find It

Information in this document is not an offer to sell securities or the solicitation of an offer to buy securities. If and when IEG commences its proposed exchange offer, LendingClub will file a solicitation/recommendation statement on Schedule 14D-9 regarding the exchange offer with the U.S. Securities and Exchange Commission (“SEC”). LendingClub stockholders and investors are advised to carefully read LendingClub’s solicitation/recommendation statement regarding the exchange offer by IEG, which will contain important information, when it becomes available before making any investment decision with respect to any exchange offer from IEG. Free copies of the solicitation/recommendation statement and other documents filed with the SEC will be available at the SEC’s web site at www.sec.gov, or at the Investor Relations section of the LendingClub web site at www.lendingclub.com, and will also be available, without charge, by directing requests to LendingClub’s Investor Relations department at IR@lendingclub.com.

Forward-Looking Statements

This document contains forward-looking statements. Forward-looking statements are not statements of historical fact but instead represent only management’s current beliefs regarding future events. Forward-looking statements include, without limitation, statements concerning future plans, objectives, goals, projections, strategies, events or performance, and underlying assumptions and other statements related thereto. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “outlook,” “plan,” “predict,” “project,” “will,” “would” and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. Factors that could cause actual results to differ materially from those contemplated by these forward statements include: the outcomes of pending governmental investigations and pending or threatened litigation, which are inherently uncertain; the impact of management changes and the ability to continue to retain key personnel; the ability to achieve cost savings from recent restructurings; LendingClub’s ability to continue to attract and retain new and existing retail and institutional investors; competition; overall economic conditions; demand for the types of loans facilitated by LendingClub; default rates and those factors set forth in the section titled “Risk Factors” in LendingClub’s most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K, each filed with the SEC. LendingClub may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. LendingClub does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.